[redacted]

14049179

*AB 3/20

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
MAR 04 2014
193

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53615

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Interactive Brokers Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Pickwick Plaza
(No. and Street)

Greenwich	Connecticut	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander M. Ioffe — 203-618-5870
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	New York	10112-0015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 04 2014
REGISTRATIONS BRANCH
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

KH 3/26

AFFIRMATION

I, Alexander Ioffe affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Interactive Brokers Corp. (the "Company") for the year ended December 31, 2013, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature ______ 2/28/2014
Date

Chief Financial Officer
Title

State of Connecticut

ss. Greenwich

County of Fairfield

On this the 28th day of February, 2014, before me, Nancy Ann Nelson, the undersigned officer, personally appeared Alexander Ioffe, known to me personally to be the person whose name is signed on this document and acknowledged to me that he signed it voluntarily for its stated purpose.

Signature of Notary Public

NANCY ANN NELSON
Notary Public, State of Connecticut
My Commission Expires August 31, 2017

INTERACTIVE BROKERS CORP.
(SEC I.D. No.8-53615)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Interactive Brokers Corp.
Greenwich, CT

We have audited the accompanying statement of financial condition of Interactive Brokers Corp. (the "Company") as of December 31, 2013, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Interactive Brokers Corp. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2014

INDEPENDENT AUDITORS' REPORT

INTERACTIVE BROKERS CORP.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2013

Assets	
Cash	$13,304,482
Cash - segregated for regulatory purposes	20,959
Receivables from affiliates	3,638,300
Property and equipment, net	926,120
Other assets	1,886,983
Total assets	$19,776,844
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable, accrued expenses and other liabilities	2,073,470
Payables to affiliates	4,865,318
	6,938,788
Stockholder's equity:	
Common stock, $0.01 par value per share	10
Additional paid-in capital	7,291,370
Retained earnings	5,546,676
Total stockholder's equity	12,838,056
Total liabilities and stockholder's equity	$19,776,844

See accompanying notes to the statement of financial condition.

1. ORGANIZATION AND NATURE OF BUSINESS

Interactive Brokers Corp. (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934 with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and of the National Futures Association ("NFA").

Historically, the Company executed trades for customers and cleared these trades with a prime broker, on a fully disclosed basis. Accordingly, the company did not carry customer assets except for customer funds collected for the payment of expenses on behalf of customers as per subparagraph (k)(2)(i) of SEC Rule 15c3-3.

The Company is a member of the Chicago Board Options Exchange and executes options transactions for its affiliates, Interactive Brokers LLC ("IB LLC") and Timber Hill LLC ("TH LLC"), on an agency basis. The Company also executes bond transactions for TH LLC on an agency basis.

The Company's parent, IB LLC, is a broker-dealer registered under the Securities Exchange Act of 1934 with the SEC and is a member of the FINRA and various securities and commodities exchanges. IB LLC is also a member of the NFA and is a registered Futures Commission Merchant. IB LLC is 99.9% owned by IBG LLC ("IBG LLC" or "the Group"), a Connecticut limited liability company. In addition to the Company, the Group is comprised of several Operating Companies (Note 5). The Group is consolidated into Interactive Brokers Group, Inc. ("IBG, Inc.").

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

This financial statement is presented in U.S. dollars and has been prepared pursuant to accounting standards generally accepted in the United States of America ("U.S. GAAP") promulgated in the Financial Accounting Standards Board (" FASB") Accounting Standards Codification ("ASC" or the "Codification").

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statement and accompanying notes. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from those estimates. Such estimates include estimated useful lives of property and equipment, current and deferred income taxes and compensation accruals.

Fair Value

At December 31, 2013, other than property and equipment and deferred tax assets, substantially all of the Company's assets and liabilities were carried at amounts that approximate fair value.

Stock-Based Compensation

The Company follows ASC 718, Compensation – Stock Compensation, to account for its participation in the IBG, Inc. stock-based compensation plans. ASC 718 requires all share-based payments to employees to be recognized in the financial statement using a fair value-based method. Grants, which are denominated in U.S. dollars, are communicated to employees in the year of grant, thereby establishing the fair value of each grant. The fair value of awards granted to employees are generally expensed as follows, 50% in the year of grant in recognition of plan forfeiture provisions (described below) and the remaining 50% over the related vesting period utilizing the "graded vesting" method permitted under ASC 718-10. In the case of "retirement eligible" employees (those employees older than 59), 100% of awards are expensed when granted.

Awards granted under the stock-based compensation plans are subject to forfeiture in the event an employee ceases employment with the Company. The plans provide that employees who discontinue employment with the Company without cause and continue to meet the terms of the plans' post-employment provisions will forfeit 50% of unvested previously granted awards unless the employee is over the age of 59, in which case the employee would be eligible to receive 100% of unvested awards previously granted.

Cash

The Company defines cash as demand deposits with bank and other financial institutions. At December 31, 2013, cash was held at one major financial institution. Cash on deposit exceeds federal insurance limits.

Cash - Segregated for Regulatory Purposes

Pursuant to the requirements of subparagraph (k)(2)(i) of SEC Rule 15c3-3, the Company has established a special cash account for the exclusive benefit of certain of its customers to fund and pay amounts collected for the payment of expenses on behalf of such customers. The total funds available to pay expenses for these customers were included as Cash— Segregated for Regulatory Purposes in the accompanying statement of financial condition. Although the company stopped its execution services for its clients in 2009, it is still required to segregate funds for remaining balances to former clients until these amounts are claimed in the normal course of business or are escheated. At December 31, 2013, $20,959 was segregated, which was $16,400 in excess of the requirement.

Property and Equipment

Property and equipment consist of primarily computer equipment and software, and office furniture and equipment. Property and equipment are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over the estimated useful lives of the assets. Computer equipment is depreciated over three to five years, office furniture and equipment are

depreciated over seven and five years, respectively, and software is depreciated over three years.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes.* The Company's income tax expense, deferred tax assets and liabilities, and reserves for unrecognized tax benefits are based on enacted tax laws (Note 8) and reflect management's best assessment of estimated future taxes to be paid. The Company is subject to income taxes in the United States.

Deferred income tax assets and liabilities arise from temporary differences between the tax and financial statement recognition of the underlying assets and liabilities. In evaluating our ability to recover our deferred tax assets within the jurisdiction from which they arise, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies, and results of recent operations. In projecting future taxable income, we begin with historical results and incorporate assumptions including the amount of future state and federal income, the reversal of temporary differences, and the implementation of feasible and prudent tax-planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses. In evaluating the objective evidence that historical results provide, we consider three years of cumulative operating income.

ASC 740 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits. ASC 740 also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The Company records tax liabilities in accordance with ASC 740 and adjusts these liabilities when management's judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is different from our current estimate of the tax liabilities.

Recently Issued Accounting Pronouncements

Subsequent to the adoption of the ASC, the FASB will issue Accounting Standards Updates ("ASUs") as the means to add to or delete from, or to amend the ASC. In 2013 and 2014, prior to the issuance of the Company's financial statement, ASUs 2013-01 through 2014-05 have been issued. Following is a summary of recently issued ASUs that may affect the Company's financial statement:

	Affects	Status
ASU 2013-04	*Liabilities (Topic 405)* : Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date	Effective prospectively for fiscal periods beginning on or after December 15, 2013. Early adoption is permitted.
ASU 2013-05	*Foreign Currency Matters (Topic 830)* : Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity	Effective for fiscal periods beginning on or after December 15, 2013. Early adoption is permitted.
ASU 2013-12	Definition of a Public Business Entity, An Addition to the Master Glossary	Issued December 2013, with the definition of "Pubilc Business Entity" to be applied as new guidance is issued by the FASB.

Adoption of those ASUs that became effective during 2013 and 2014, prior to the issuance of the Company's financial statement, did not have a material effect on this financial statement.

3. BROKERAGE ACTIVITIES AND RELATED RISKS

Brokerage activities expose the Company to credit risks. These risks are managed in accordance with established risk management policies and procedures adopted by the Company. Management has established a risk management process that includes:

- A regular review of the risk management process by the executive management as part of their oversight role;
- Defined risk management policies and procedures supported by a rigorous analytic framework; and
- Articulated risk tolerance levels as defined by executive management that are regularly reviewed to ensure that the Company's risk-taking is consistent with its business strategy, capital structure, and current and anticipated market conditions.

Credit Risk

The Company is exposed to risk of loss if a counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). The Company has established policies and procedures for reviewing and establishing limits for credit exposure and continually assessing the creditworthiness of counterparties.

Concentrations of Credit Risk

The Company's exposure to credit risk associated with its brokerage and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to review, as necessary, the credit standing of each counterparty, with which it conducts business.

4. NET CAPITAL REQUIREMENTS

As a broker-dealer registered with the SEC and NFA, the Company is subject to Rule 15c3-1 of the SEC and Rule 1.17 of the Commodities Futures Trading Commission ("CFTC"), which specifies uniform minimum net capital requirements and requires that the ratio of aggregate indebtedness to net capital, both as defined in the rule, shall not exceed 15 to 1. The Uniform Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $6,208,139, which was $5,739,879 in excess of required net capital of $468,260, and a ratio of aggregate indebtedness to net capital of 1.13 to 1.

5. RELATED PARTY TRANSACTIONS

IBG LLC, IB LLC and the Company share administrative, financial and technological resources and the Company engages in security and options transactions such as trade execution in the ordinary course of business with IB LLC and TH LLC.

Affiliate brokerage transaction receivables and payables are reported gross. Other affiliate receivables and payables including administrative, consulting and service fees and advances between Operating Companies are netted by Operating Company.

Included in the statement of financial condition were the following amounts with related parties at December 31, 2013:

Receivables from affiliates	$	3,638,300
Payables to affiliates	$	4,865,318

6. DEFINED CONTRIBUTION AND EMPLOYEE INCENTIVE PLANS

Defined Contribution Plan

The Group offers substantially all employees of U.S.-based operating companies who have met minimum service requirements the opportunity to participate in a defined contribution retirement plan qualifying under the provisions of Section 401(k) of the Internal Revenue Code. The general purpose of this plan is to provide employees with an incentive to make regular savings in order to provide additional financial security during retirement. The plan provides for the Company to match 50% of the employees' pretax contribution, up to a maximum of 10% of eligible earnings. The employee is vested in the matching contribution incrementally over six years.

2007 ROI Unit Stock Plan

Certain employees of the Company held ROI Dollar Units that entitle each holder thereof to accumulated earnings on the face value of the certificate representing his or her ROI Dollar Units. Subsequent to the IBG, Inc. IPO (the "IPO") in May 2007, no additional ROI Dollar Units have been or will be granted. In connection with the IPO, ROI Dollar Units were, at the employee's election, redeemable for cash, as provided for under the ROI Dollar Unit plan, or the accumulated earnings attributable to the ROI Dollar Units as at December 31, 2006 may have been invested in shares of IBG, Inc. common stock ("Common Stock") pursuant to the Interactive Brokers Group,

Inc. 2007 ROI Unit Stock Plan (the "ROI Unit Stock Plan"). Shares of restricted Common Stock to be issued to employees of the Company under the ROI Unit Stock Plan have been or will be distributed in accordance with the following schedule, subject to the conditions below:

- 10% on the date of the IPO; and
- An additional 15% on each of the first six anniversaries of the date of the IPO, assuming continued employment with Group companies and compliance with other applicable covenants.

As of December 31, 2012, compensation costs for the ROI Unit Stock Plan had been fully accrued.

2007 Stock Incentive Plan

Under the Interactive Brokers Group, Inc. 2007 Stock Incentive Plan (the "Stock Incentive Plan"), up to 20.0 million shares of IBG, Inc. Common Stock may be granted and issued to directors, officers, employees, contractors and consultants of IBG, Inc. and its subsidiaries. The purpose of the Stock Incentive Plan is to promote IBG, Inc.'s long-term financial success by attracting, retaining and rewarding eligible participants.

The Stock Incentive Plan is administered by the Compensation Committee of IBG, Inc.'s Board of Directors. The Compensation Committee has discretionary authority to determine which employees are eligible to participate in the Stock Incentive Plan and establishes the terms and conditions of the awards, including the number of awards granted to each employee and all other terms and conditions applicable to such awards in individual grant agreements. Awards are expected to be made primarily through grants of Common Stock. Stock Incentive Plan awards are subject to issuance over time and may be forfeited upon an employee's termination of employment or violation of certain applicable covenants prior to issuance, unless determined otherwise by the Compensation Committee.

The Stock Incentive Plan provides that, upon a change in control, the Compensation Committee may, at its discretion, fully vest any granted but not yet earned awards under the Stock Incentive Plan, or provide that any such granted but not yet earned awards will be honored or assumed, or new rights substituted therefore by the new employer on a substantially similar basis and on terms and conditions substantially comparable to those of the Stock Incentive Plan.

IBG, Inc. granted awards under the Stock Incentive Plan in connection with the IPO and is expected to continue to grant awards on or about December 31 of each year to eligible employees as part of an overall plan of equity compensation. Shares of Common Stock vest and become distributable to employees in accordance with the following schedule:

- 10% on the first vesting date, which approximates the anniversary of the IPO; and
- an additional 15% on each of the following six anniversaries of the first vesting, assuming continued employment with IBG Inc. and compliance with non-competition and other applicable covenants.

The following is a summary of stock plan share activity for the period from January 1, 2013 through December 31, 2013:

	2007 Stock Incentive Plan Shares	Intrinsic Value of SIP Shares which Vested and were Distributed ($Millions) (1)	2007 ROI Unit Stock Incentive Plan Shares
Balance, January 1, 2013	236,307		5,660
Transferred in	-		-
Granted	32,578		-
Transferred in			
Forfeited, net (2)	(2,803)		1,131
Distributed	(43,541)	$ 0.7	(5,853)
Balance, December 31, 2013	222,541		938

(1) Intrinsic value of SIP shares distributed represents the compensation value reported to the participants.

(2) During 2013, there were adjustments made to previously estimated forfeitures.

Estimated future grants under the Stock Incentive Plan are accrued for ratably during each year under the ASC 718 "Graded Vesting" method. At the end of the year, there are no vested, undistributed awards.

Awards granted under the ROI Unit Stock Plan and the Stock Incentive Plan are subject to forfeiture in the event an employee ceases employment with the Company. The plans provide that employees who discontinue employment with the Company without cause and continue to meet the terms of the plans' post-employment provisions will forfeit 50% of unvested previously granted awards unless the employee is over the age of 59, in which case the employee would be eligible to receive 100% of unvested awards previously granted. Distributions of remaining awards granted on or before January 1, 2009 to former employees will occur within 90 days of the anniversary of the termination of employment date over a five (5) year vesting schedule, 12.5% in each of the first four years and 50% in the fifth year. Distributions of remaining awards granted on or after January 1, 2010 to former employees will occur over the remaining vesting schedule applicable to each grant. Through December 31, 2013, a total of 5,060 shares have been distributed under these post-employment provisions. These distributions are included in the stock plans activity tables above.

7. PROPERTY AND EQUIPMENT

Property and equipment are comprised of leasehold improvements, computer equipment, computer software, and office furniture and equipment. At December 31, 2013, property and equipment consisted of:

Computer equipment	$ 1,652,434
Office furniture and equipment	49,619
Computer software	29,403
	1,731,456
Less - accumulated depreciation and amortization	(805,336)
Property and equipment, net	$ 926,120

8. INCOME TAXES

The statutory U.S. Federal income tax rate for the Company is 34%. The Company's effective tax rate is 36%, which differs from the U.S. federal statutory rate due to state and local taxes.

The Company's deferred tax assets of $724,149, which are reported in other assets in the statement of financial condition as of December 31, 2013, are related to deferred compensation.

As of December 31, 2013, the Company had no unrecognized tax liabilities as defined under ASC 740, *Income Taxes* and no valuation allowances on deferred tax assets were required.

The Company is subject to taxation in the United States and various state jurisdictions. As of December 31, 2013, the Company's tax years for 2010 through 2012 are subject to examination by the respective tax authorities. As of December 31, 2013, the Company is no longer subject to U.S. federal and state examinations by tax authorities for years before 2010.

9. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Leases

Directly and through affiliates, the Company has non-cancelable operating leases covering office space with terms through January 2019. Office leases are subject to escalation clauses based on specified costs incurred by the landlord and contain a renewal election.

As of December 31, 2013, the Company's proportionate share of minimum annual lease commitments, allocated to it by affiliates, is as follows:

YEAR	
2014	$ 271,157
2015	279,573
2016	297,821
2017	303,829
2018	260,453
2019	9,634
Total	$ 1,422,467

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for adjustment to or disclosure in its financial statement. No recordable or disclosable events occurred through the date this financial statement was issued.

* * * * * *

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

February 28, 2014

Interactive Brokers Corp.
2 Pickwick Plaza
Greenwich, CT 06830

In planning and performing our audit of the financial statements of Interactive Brokers Corp. (the "Company") as of and for the year ended December 31, 2013 (on which we issued our report dated February 28, 2014 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry commodities accounts for customers or perform custodial functions relating to commodities, we did not review the practices and procedures followed by the Company in making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations or in making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this

responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.6(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2013, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., CFTC, Chicago Board Options Exchange, National Futures Association and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP